UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Odyssey Marine Exploration, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

676118102
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☑  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting  person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 676118102
1 NAME OF REPORTING PERSON Drawbridge Global Alpha Fund V Ltd
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 268,814*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 268,814*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,814
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              Less than 1% (based on 52,348,386 shares of common stock outstanding as of November 3, 2008 plus 4,903,424 shares of Preferred Stock (as defined in Item 4) beneficially owned by the Reporting Persons collectively)

12 TYPE OF REPORTING PERSON OO

*  Solely in its capacity as the sole limited partner of Drawbridge Global Alpha Intermediate Fund L.P.

CUSIP No.: 676118102
1 NAME OF REPORTING PERSON Drawbridge Global Alpha Intermediate Fund L.P.
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 268,814*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 268,814*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,814
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              Less than 1% (based on 52,348,386 shares of common stock outstanding as of November 3, 2008 plus 4,903,424 shares of Preferred Stock (as defined in Item 4) beneficially owned by the Reporting Persons collectively)

12 TYPE OF REPORTING PERSON PN

*  Solely in its capacity as the owner of approximately 4.7% of the outstanding shares of Drawbridge Global Macro Master Fund Ltd

CUSIP No.: 676118102
1 NAME OF REPORTING PERSON Drawbridge Global Macro Master Fund Ltd
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 5,719,455
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 5,719,455
8 SHARED DISPOSITIVE POWER 0
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,719,455
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              10.0%* (based on 52,348,386 shares of common stock outstanding as of November 3, 2008 plus 4,903,424 shares of Preferred Stock (as defined in Item 4) beneficially owned by the Reporting Persons collectively)

12 TYPE OF REPORTING PERSON OO

*  The Reporting Person may be deemed to beneficially own 9.99% of the class represented by the amount in Row (9). This amount has been rounded up to 10.0% pursuant to Instructions (5)-(9) & (11) of Schedule 13G.

CUSIP No.: 676118102
1 NAME OF REPORTING PERSON Drawbridge Global Macro Intermediate Fund L.P.
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 4,861,537*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 4,861,537*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,861,537
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              8.5% (based on 52,348,386 shares of common stock outstanding as of November 3, 2008 plus 4,903,424 shares of Preferred Stock (as defined in Item 4) beneficially owned by the Reporting Persons collectively)

12 TYPE OF REPORTING PERSON PN

*  Solely in its capacity as the owner of approximately 85.0% of the outstanding shares of Drawbridge Global Macro Master Fund Ltd

CUSIP No.: 676118102
1 NAME OF REPORTING PERSON DBGM Associates LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 5,130,351*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 5,130,351*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,130,351
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              9.0% (based on 52,348,386 shares of common stock outstanding as of November 3, 2008 plus 4,903,424 shares of Preferred Stock (as defined in Item 4) beneficially owned by the Reporting Persons collectively)

12 TYPE OF REPORTING PERSON OO

*  Solely in its capacity as the general partner of each of Drawbridge Global Macro Intermediate Fund L.P. and Drawbridge Global Alpha Intermediate Fund L.P.

CUSIP No.: 676118102
1 NAME OF REPORTING PERSON Principal Holdings I LP
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 5,130,351*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 5,130,351*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,130,351
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              9.0% (based on 52,348,386 shares of common stock outstanding as of November 3, 2008 plus 4,903,424 shares of Preferred Stock (as defined in Item 4) beneficially owned by the Reporting Persons collectively)

12 TYPE OF REPORTING PERSON PN

*  Solely in its capacity as the sole managing member of DBGM Associates LLC.

CUSIP No.: 676118102
1 NAME OF REPORTING PERSON FIG Asset Co. LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 5,130,351*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 5,130,351*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,130,351
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              9.0% (based on 52,348,386 shares of common stock outstanding as of November 3, 2008 plus 4,903,424 shares of Preferred Stock (as defined in Item 4) beneficially owned by the Reporting Persons collectively)

12 TYPE OF REPORTING PERSON OO

*  Solely in its capacity as the general partner of Principal Holdings I LP.

CUSIP No.: 676118102
1 NAME OF REPORTING PERSON Drawbridge Global Macro Fund Ltd
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 4,861,537*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 4,861,537*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,861,537
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              8.5% (based on 52,348,386 shares of common stock outstanding as of November 3, 2008 plus 4,903,424 shares of Preferred Stock (as defined in Item 4) beneficially owned by the Reporting Persons collectively)

12 TYPE OF REPORTING PERSON OO

*  Solely in its capacity as the sole limited partner of Drawbridge Global Macro Intermediate Fund L.P.

CUSIP No.: 676118102
1 NAME OF REPORTING PERSON Drawbridge Global Macro Fund LP
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 594,823*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 594,823*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 594,823
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              1.0% (based on 52,348,386 shares of common stock outstanding as of November 3, 2008 plus 4,903,424 shares of Preferred Stock (as defined in Item 4) beneficially owned by the Reporting Persons collectively)

12 TYPE OF REPORTING PERSON PN

*  Solely in its capacity as the owner of approximately 10.4% of the outstanding shares of Drawbridge Global Macro Master Fund Ltd

CUSIP No.: 676118102
1 NAME OF REPORTING PERSON Drawbridge Global Macro Advisors LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 5,719,455*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 5,719,455*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,719,455
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              10.0%** (based on 52,348,386 shares of common stock outstanding as of November 3, 2008 plus 4,903,424 shares of Preferred Stock (as defined in Item 4) beneficially owned by the Reporting Persons collectively)

12 TYPE OF REPORTING PERSON IA

*  Solely in its capacity as the investment advisor of each of Drawbridge Global Macro Fund LP, Drawbridge Global Macro Fund Ltd, Drawbridge Global Macro Intermediate Fund L.P., Drawbridge Global Alpha Fund V Ltd, Drawbridge Global Alpha Intermediate Fund L.P. and Drawbridge Global Macro Master Fund Ltd.

**  The Reporting Person may be deemed to beneficially own 9.99% of the class represented by the amount in Row (9). This amount has been rounded up to 10.0% pursuant to Instructions (5)-(9) & (11) of Schedule 13G.

CUSIP No.: 676118102
1 NAME OF REPORTING PERSON Drawbridge Global Macro GP LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 594,823*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 594,823*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 594,823
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              1.0% (based on 52,348,386 shares of common stock outstanding as of November 3, 2008 plus 4,903,424 shares of Preferred Stock (as defined in Item 4) beneficially owned by the Reporting Persons collectively)

12 TYPE OF REPORTING PERSON OO

*  Solely in its capacity as the general partner of Drawbridge Global Macro Fund LP.

CUSIP No.: 676118102
1 NAME OF REPORTING PERSON Fortress Operating Entity II LP
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 594,823*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 594,823*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 594,823
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              1.0% (based on 52,348,386 shares of common stock outstanding as of November 3, 2008 plus 4,903,424 shares of Preferred Stock (as defined in Item 4) beneficially owned by the Reporting Persons collectively)

12 TYPE OF REPORTING PERSON PN

*  Solely in its capacity as the sole managing member of Drawbridge Global Macro GP LLC.

CUSIP No.: 676118102
1 NAME OF REPORTING PERSON FIG LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 5,719,455*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 5,719,455*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,719,455
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              10.0%** (based on 52,348,386 shares of common stock outstanding as of November 3, 2008 plus 4,903,424 shares of Preferred Stock (as defined in Item 4) beneficially owned by the Reporting Persons collectively)

12 TYPE OF REPORTING PERSON OO

*  Solely in its capacity as the sole managing member of Drawbridge Global Macro Advisors LLC.

** The Reporting Person may be deemed to beneficially own 9.99% of the class represented by the amount in Row (9). This amount has been rounded up to 10.0% pursuant to Instructions (5)-(9) & (11) of Schedule 13G.

CUSIP No.: 676118102
1 NAME OF REPORTING PERSON Fortress Operating Entity I LP
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 5,719,455*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 5,719,455*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,719,455
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              10.0%** (based on 52,348,386 shares of common stock outstanding as of November 3, 2008 plus 4,903,424 shares of Preferred Stock (as defined in Item 4) beneficially owned by the Reporting Persons collectively)

12 TYPE OF REPORTING PERSON PN

*  Solely in its capacity as the sole managing member of FIG LLC.

** The Reporting Person may be deemed to beneficially own 9.99% of the class represented by the amount in Row (9). This amount has been rounded up to 10.0% pursuant to Instructions (5)-(9) & (11) of Schedule 13G.

CUSIP No.: 676118102
1 NAME OF REPORTING PERSON FIG Corp.
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 5,719,455*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 5,719,455*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,719,455
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              10.0%** (based on 52,348,386 shares of common stock outstanding as of November 3, 2008 plus 4,903,424 shares of Preferred Stock (as defined in Item 4) beneficially owned by the Reporting Persons collectively)

12 TYPE OF REPORTING PERSON CO

*  Solely in its capacity as the general partner of each of Fortress Operating Entity I LP and Fortress Operating Entity II LP.

** The Reporting Person may be deemed to beneficially own 9.99% of the class represented by the amount in Row (9). This amount has been rounded up to 10.0% pursuant to Instructions (5)-(9) & (11) of Schedule 13G.

CUSIP No.: 676118102
1 NAME OF REPORTING PERSON Fortress Investment Group LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 5,719,455*
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 5,719,455*
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,719,455
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              10.0%** (based on 52,348,386 shares of common stock outstanding as of November 3, 2008 plus 4,903,424 shares of Preferred Stock (as defined in Item 4) beneficially owned by the Reporting Persons collectively)

12 TYPE OF REPORTING PERSON OO

*  Solely in its capacity as the holder of all of the issued and outstanding shares of beneficial interest of FIG Corp. and the sole managing member of FIG Asset Co. LLC.

** The Reporting Person may be deemed to beneficially own 9.99% of the class represented by the amount in Row (9). This amount has been rounded up to 10.0% pursuant to Instructions (5)-(9) & (11) of Schedule 13G.

Item 1.
	(a)	Name of Issuer:

The name of the issuer is Odyssey Marine Exploration, Inc. (the “Issuer”).

	(b)	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 5215 West Laurel Street, Tampa, Florida 33607.

Item 2.
	(a)	Name of Person Filing:

This statement is filed by:

		(i)	Drawbridge Global Alpha Fund V Ltd, a Cayman Islands company, is the sole limited partner of Drawbridge Global Alpha Intermediate Fund L.P.;

		(ii)	Drawbridge Global Alpha Intermediate Fund L.P., a Cayman Islands limited partnership, owns approximately 4.7% of the issued and outstanding shares of Drawbridge Global Macro Master Fund Ltd;

		(iii)	Drawbridge Global Macro Master Fund Ltd, a Cayman Islands company, directly owns shares described herein;

		(iv)	Drawbridge Global Macro Intermediate Fund L.P., a Cayman Islands limited partnership, owns approximately 85.0% of the issued and outstanding shares of Drawbridge Global Macro Master Fund Ltd;

		(v)	DBGM Associates LLC, a Delaware limited liability company, is the general partner of each of Drawbridge Global Macro Intermediate Fund L.P. and Drawbridge Global Alpha Intermediate Fund L.P.;

		(vi)	Principal Holdings I LP, a Delaware limited partnership, is the sole managing member of DBGM Associates LLC;

		(vii)	FIG Asset Co. LLC, a Delaware limited liability company, is the general partner of Principal Holdings I LP;

		(viii)	Drawbridge Global Macro Fund Ltd, a Cayman Islands company, is the sole limited partner of Drawbridge Global Macro Intermediate Fund L.P.;

		(ix)	Drawbridge Global Macro Fund LP, a Delaware limited partnership, owns approximately 10.4% of the issued and outstanding shares of beneficial interest of Drawbridge Global Macro Master Fund Ltd;

(x)
Drawbridge Global Macro Advisors LLC, a Delaware limited liability company, is the investment advisor of each of Drawbridge Global Macro Fund LP, Drawbridge Global Macro Fund Ltd., Drawbridge Global Macro Intermediate Fund L.P., Drawbridge Global Alpha Fund V Ltd, Drawbridge Global Alpha Intermediate Fund L.P. and Drawbridge Global Macro Master Fund Ltd;

		(xi)	Drawbridge Global Macro GP LLC, a Delaware limited liability company, is the general partner of Drawbridge Global Macro Fund LP;

		(xii)	Fortress Operating Entity II LP, a Delaware limited partnership, is the sole managing member of Drawbridge Global Macro GP LLC;

		(xiii)	FIG LLC, a Delaware limited liability company, is the sole managing member of Drawbridge Global Macro Advisors LLC;

		(xiv)	Fortress Operating Entity I LP, a Delaware limited partnership, is the sole managing member of FIG LLC;

		(xv)	FIG Corp., a Delaware corporation, is the general partner of each of Fortress Operating Entity I LP and Fortress Operating Entity II LP; and

(xvi)
Fortress Investment Group LLC, a Delaware limited liability company, is holder of all the issued and outstanding shares of beneficial interest of FIG Corp. and the sole managing member of FIG Asset Co. LLC.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

	(b)	Address of Principal Business Office:

The address of the principal business office of each of the Reporting Persons is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105, Attention: Michael Cohn.

	(c)	Citizenship:

Each of DBGM Associates LLC, FIG Asset Co. LLC, Drawbridge Global Macro Advisors LLC, Drawbridge Global Macro GP LLC, FIG LLC and Fortress Investment Group LLC is a limited liability company organized under the laws of the State of Delaware. Each of Drawbridge Global Macro Fund LP, Principal Holdings I LP, Fortress Operating Entity I LP and Fortress Operating Entity II LP is a limited partnership organized under the laws of the State of Delaware. Each of Drawbridge Global Alpha Fund V Ltd, Drawbridge Global Macro Master Fund Ltd and Drawbridge Global Macro Fund Ltd is a company organized under the laws of the Cayman Islands. Each of Drawbridge Global Alpha Intermediate Fund L.P. and Drawbridge Global Macro Intermediate Fund L.P. is a limited partnership organized under the laws of the Cayman Islands. FIG Corp. is a corporation organized under the laws of the State of Delaware.

	(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”)

	(e)	CUSIP Number:

676118102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

As of December 31, 2008, Drawbridge Global Macro Master Fund Ltd is the beneficial owner of (i) 816,031 shares of outstanding Common Stock, (ii) 3,890,000 shares of Common Stock issuable upon the conversion of Series D Convertible Preferred Stock and the exercise of certain warrants on the Series D Convertible Preferred Stock (together, the “Series D Preferred Stock”) and (iii) 1,300,000 shares of Common Stock issuable upon the conversion of Series E Convertible Preferred Stock (the “Series E Preferred Stock,” and collectively with the Series D Preferred Stock, the “Preferred Stock”) the terms of which are subject to limitations such that any or all of the Preferred Stock may not be converted if doing so would result in the Reporting Person having aggregate beneficial ownership of more than 9.99% of the outstanding shares of Common Stock immediately after giving effect to such conversion.

The percentages used in this Item 4 are calculated based on 52,348,386 shares of Common Stock outstanding as of November 3, 2008 as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2008, plus 4,903,424 shares of Preferred Stock beneficially owned by the Reporting Persons collectively.

	A.	Drawbridge Global Alpha Fund V Ltd
(a) Amount beneficially owned: 268,814
(b) Percent of class: Less than 1%
(c) (i) Sole power to vote or direct the vote: 268,814
(ii) Shared power to vote or direct the vote: 0 (iii) Sole power to dispose or direct the disposition: 268,814 (iv) Shared power to dispose or direct the disposition: 0

	B.	Drawbridge Global Alpha Intermediate Fund L.P.
(a) Amount beneficially owned: 268,814
(b) Percent of class: Less than 1%
(c)
(i)  Sole power to vote or direct the vote:  268,814
 (ii) Shared power to vote or direct the vote:  0
 (iii) Sole power to dispose or direct the disposition:  268,814
 (iv) Shared power to dispose or direct the disposition:  0

	F.	Drawbridge Global Macro Master Fund Ltd
(a) Amount beneficially owned: 5,719,455
(b) Percent of class: 10.0%*
(c) (i) Sole power to vote or direct the vote: 5,719,455

(ii) Shared power to vote or direct the vote: 0 (iii) Sole power to dispose or direct the disposition: 5,719,455 (iv) Shared power to dispose or direct the disposition: 0

G.	Drawbridge Global Macro Intermediate Fund L.P.
	(a)	Amount beneficially owned: 4,861,537
	(b)	Percent of class: 8.5%
(c)
(i)  Sole power to vote or direct the vote:  0
 (ii) Shared power to vote or direct the vote:  4,861,537
 (iii) Sole power to dispose or direct the disposition:  0
 (iv) Shared power to dispose or direct the disposition: 4,861,537

H.	DBGM Associates LLC
	(a)	Amount beneficially owned: 5,130,351
	(b)	Percent of class: 9.0%
(c)
(i)  Sole power to vote or direct the vote:  0
 (ii) Shared power to vote or direct the vote:  5,130,351
 (iii) Sole power to dispose or direct the disposition:  0
 (iv) Shared power to dispose or direct the disposition:  5,130,351

I.	Principal Holdings I LP
	(a)	Amount beneficially owned: 5,130,351
	(b)	Percent of class: 9.0%
(c)
(i)  Sole power to vote or direct the vote:  0
 (ii) Shared power to vote or direct the vote:  5,130,351
 (iii) Sole power to dispose or direct the disposition:  0
 (iv) Shared power to dispose or direct the disposition:  5,130,351

J.	FIG Asset Co. LLC
	(a)	Amount beneficially owned: 5,130,351
	(b)	Percent of class: 9.0%
(c)
(i)  Sole power to vote or direct the vote:  0
 (ii) Shared power to vote or direct the vote:  5,130,351
 (iii) Sole power to dispose or direct the disposition:  0
 (iv) Shared power to dispose or direct the disposition:  5,130,351

K.	Drawbridge Global Macro Fund Ltd
	(a)	Amount beneficially owned: 4,861,537
	(b)	Percent of class: 8.5%
(c)
(i)  Sole power to vote or direct the vote:  0
 (ii) Shared power to vote or direct the vote:  4,861,537
 (iii) Sole power to dispose or direct the disposition:  0
 (iv) Shared power to dispose or direct the disposition:  4,861,537

L.	Drawbridge Global Macro Fund LP
	(a)	Amount beneficially owned: 594,823
	(b)	Percent of class: 1.0%
	(c)	(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 594,823
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 594,823

M.	Drawbridge Global Macro Advisors LLC
	(a)	Amount beneficially owned: 5,719,455
	(b)	Percent of class: 10.0%*

	(c)	(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 5,719,455
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 5,719,455

N.	Drawbridge Global Macro GP LLC
	(a)	Amount beneficially owned: 594,823
	(b)	Percent of class: 1.0%
	(c)	(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 594,823
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 594,823

O.	Fortress Operating Entity II LP
	(a)	Amount beneficially owned: 594,823
	(b)	Percent of class: 1.0%
	(c)	(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 594,823
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 594,823

P.	FIG LLC
	(a)	Amount beneficially owned: 5,719,455
	(b)	Percent of class: 10.0%*
	(c)	(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 5,719,455
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 5,719,455

Q.	Fortress Operating Entity I LP
	(a)	Amount beneficially owned: 5,719,455
	(b)	Percent of class: 10.0%*
	(c)	(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 5,719,455
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 5,719,455

R.	FIG Corp.
	(a)	Amount beneficially owned: 5,719,455
	(b)	Percent of class: 10.0%*
	(c)	(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 5,719,455
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 5,719,455

S.	Fortress Investment Group LLC
	(a)	Amount beneficially owned: 5,719,455
	(b)	Percent of class: 10.0%*
	(c)	(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 5,719,455
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 5,719,455

*  Certain Reporting Persons reflected herein may be deemed to beneficially own 9.99% of the class. This amount has been rounded up to 10.0% pursuant to Instructions (5)-(9) & (11) of Schedule 13G.

Item 5.    Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.    Identification and Classification of Members of the Group.

Not applicable.

Item 9.    Notice of Dissolution of a Group.

Not applicable.

Item 10.  Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2009

DRAWBRID GE GLOBAL ALPHA FUND V LTD

By:	/s/ Kevin Treacy
	Name:	Kevin Treacy
	Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2009

DRAWBRIDGE GLOBAL ALPHA INTERMEDIATE FUND L.P.

By:	DBGM ASSOCIATES LLC its general partner

By:	/s/ Kevin Treacy
	Name:	Kevin Treacy
	Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2009

DRAWBRIDGE GLOBAL MACRO MASTER FUND LTD

By:	/s/ Kevin Treacy
	Name:	Kevin Treacy
	Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2009

DRAWBRIDGE GLOBAL MACRO INTERMEDIATE FUND L.P.

By:	DBGM ASSOCIATES LLC its general partner

By:	/s/ Kevin Treacy
	Name:	Kevin Treacy
	Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2009

DBGM ASSOCIATES LLC

By:	PRINCIPAL HOLDINGS I LP its sole managing member

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary and General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2009

PRINCIPAL HOLDINGS I LP

By:	FIG ASSET CO. LLC its general partner

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary and General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2009

FIG ASSET CO. LLC

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary and General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2009

DRAWBRIDGE GLOBAL MACRO FUND LTD

By:	/s/ Kevin Treacy
	Name:	Kevin Treacy
	Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2009

D DRAWBRIDGE GLOBAL MACRO FUND LP

By:	DRAWBRIDGE GLOBAL MACRO FUND GP LLC its general partner

By:	/s/ Kevin Treacy
	Name:	Kevin Treacy
	Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2009

DRAWBRIDGE GLOBAL MACRO ADVISORS LLC

By:	/s/ Kevin Treacy
	Name:	Kevin Treacy
	Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2009

DRAWBRIDGE GLOBAL MACRO GP LLC

By:	/s/ Kevin Treacy
	Name:	Kevin Treacy
	Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2009

FORTRESS OPERATING ENTITY II LP

By:	FIG CORP. its general partner

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary, VP and General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2009

FIG LLC

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	General Counsel and VP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2009

FORTRESS OPERATING ENTITY I LP

By:	FIG CORP. its general partner

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary, VP and General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2009

FIG CORP.

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary, VP and General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2009

FORTRESS INVESTMENT GROUP LLC

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary, VP and General Counsel

EXHIBIT INDEX

Exhibit No.	Exhibit
1
Joint Filing Agreement, dated February 18, 2009, by and among Drawbridge Global Alpha Fund V Ltd, Drawbridge Global Alpha Intermediate Fund L.P., Drawbridge Global Macro Master Fund Ltd, Drawbridge Global Macro Intermediate Fund L.P., DBGM Associates LLC, Principal Holdings I LP, FIG Asset Co. LLC, Drawbridge Global Macro Fund Ltd, Drawbridge Global Macro Fund LP, Drawbridge Global Macro Advisors LLC, Drawbridge Global Macro GP LLC, Fortress Operating Entity II LP, FIG LLC, Fortress Operating Entity I LP, FIG Corp. and Fortress Investment Group LLC.